EXHIBIT 99.1

Highland Fairview names Stantec as prime consultant on US$25 billion net zero World Logistics Center

The 4-square-mile site will house the largest net zero logistics development in North America

EDMONTON, Alberta and NEW YORK, Feb. 07, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected as the prime consultant for private real estate developer Highland Fairview’s World Logistics Center project in Moreno Valley, California. The estimated US$25 billion investment will be constructed over seven years and will be the largest planned logistics and business park in North America, serving as a distribution center for destinations across North America. More than a freight hub, the net zero development will contain 40-plus million square feet of facilities over 2,600 acres, including walkable streets, cafés, restaurants, spaces for arts and culture, breweries, and public space.

Stantec’s work will focus on future-ready and highly sustainable infrastructure. The work includes civil engineering, industrial buildings architecture, geomatics, water and wastewater design, landscape architecture, urban planning, smart mobility and AV consulting, funding consulting, as well as energy and innovation design.

“The World Logistics Center is a major commitment in the next generation of sustainability and logistics operations,” said Iddo Benzeevi, president and CEO of Highland Fairview. “Our engineering partnership with Stantec will be important in our success, bringing all our combined engineering and design pieces together in a fully integrated operation to execute our vision and bring it to reality.”

Supply chain solutions

The World Logistics Center is in the center of Southern California’s Golden Triangle, a region that encompasses Los Angeles, Orange, and San Diego Counties and the Inland Empire—the nation’s largest manufacturing and logistics hub with a direct connection to the busiest seaport and three of the busiest airports in the US. More than 40% of goods coming to the US pass through the Golden Triangle. Housing multiple national brands and logistics providers, the center will be capable of overnight delivery to the 11 western states and within-three-day goods delivery from port to facility to any destination in the continental United States.

The World Logistics Center will maximize supply chain efficiency by using SCADA systems to integrate logistics providers for coordination. This strategy ensures the maximum number of trucks depart full by carrying shipments from multiple providers, as needed. The end result will be increased shipping efficiency, better use of transportation resources, and reduction of carbon emissions.

Net zero and sustainability

The World Logistics Center is committed to and is planned to provide a carbon neutral facility, making it the largest sustainable logistics cluster in the US.

“Highland Fairview’s vision for a net zero and sustainable economic center has not yet been tackled on this scale in the US,” said Brianna Daniels, principal-in-charge for Stantec. “We are proud to be a part of this inspirational project that will have such positive community outcomes in Moreno Valley and around North America.”

With 40-plus million square feet of rooftops, the center will have a vast capacity for solar power integration. Stantec will examine the use of battery storage and microgrids on site to increase energy resilience, with the expectation that the facility will not have to rely on the external power grid.

The center will also prioritize water conservation, a critical issue in California. Facility design is expected to result in a 70% reduction in water usage compared to the current general plan for the City of Moreno Valley. This will lead to a savings of 653 million gallons of water every year—enough water for 27,000 households. Drainage through the site will be treated before it is discharged, while paying careful attention to maintaining historic drainage patterns and protecting the downstream environment.

“The scale of this iconic project and its focus on sustainability creates a unique opportunity to advance the development of sustainable construction and operational practices in industrial buildings,” said Dave Calder, global industrial sector leader for Stantec.

Mobility innovation

The World Logistics Center site will be future-ready for budding technologies, while tapping into the latest mobility solutions. That applies to freight and passenger travel to and from the site as well as within the site. The facility will be fully EV-ready, with 1,080 charging stations committed as part of the design. Chargers will be available for freight and logistics vehicles, employees, and visitors.

Autonomous vehicle (AV) technology is also being explored for the site through Stantec’s autonomous vehicle consulting arm, Stantec GenerationAV®. Trucking is set to be one of the first industries to break through on AV technology, and the World Logistics Center will be ready to take a lead role in their integration. Highland Fairview is currently in discussion for the acquisition of zero-emission semi-trucks, and AV shuttles are being explored as a means of local travel within the development.

Community and economic impact

Stantec-led project visioning and innovative placemaking will offer restaurants, cafés, and recreation facilities to give the center the feel of a miniature city and a desirable new employment destination in Moreno Valley.

Over 33,000 jobs will be created through construction and ongoing operations, with an estimated US$22 million in property and sales taxes generated annually for schools and community colleges. The overall economic benefit of the World Logistics Center is estimated at nearly US$3 billion in economic benefit to the region.

Stantec’s project team will include 300 professionals in civil and electrical engineering, urban planning, and other disciplines dedicated to meeting the aggressive project schedule. A core team will be co-located with Highland Fairview on the project site, with additional resources supporting from across North America. Michael Baker International will design the needed interchange for access to the site, ENGEO Engineering will provide geotechnical engineering, and Dudek will provide environmental permitting.

Project design is currently underway, with construction slated to start in 2023. The project will add six million square feet per year until projected completion in 2030.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 ashley.warnock@Stantec.com	Jess Nieukerk Stantec Investor Relations Ph: (587) 579-2086 ir@stantec.com